Mail Stop 0409

VIA U.S. MAIL AND FAX (919)783-9934

Alton L. Smith, III
General Partner and Principal Financial Officer
Carolina Investment Partners, Limited Partnership
4000 Blue Ridge Road, Suite 100
Raleigh, North Carolina, 27612

Re:	Carolina Investment Partners, Limited Partnership
	Form 10-K for the year ended December 31, 2004
      File No. 000-15571

Dear Mr. Smith:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Financial Statements

Statements of Cash Flows, page F-5

1. In a supplemental response, please explain to us your basis for recording distributions not claimed by limited partners and for reporting it as an operating activity rather than a financing activity.

Note (2) Basis of Presentation, page F-6

2. Given the uncertainty regarding the close of your sale of 2.5 acres of land and the lack of a firm commitment for financing, please explain to us how you and your auditors determined that there was not substantial doubt regarding the Company`s ability to continue as a going concern. See Section AU 341 of SAS (SAS Nos. 59 and 64).

Note (5) Land Held For Investment, page F-9

3. In a supplemental response to us, please explain how you have accounted for the 1.6 acres of land used for a highway interchange and the 4.2 acres of land that were designated as a buffer zone subsequent to purchase. Reference is made to FIN 30.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Robert Telewicz, Staff Accountant, at (202)
824-5356 or the undersigned at (202) 942-1993 if you have questions.



						Sincerely,



Jorge L. Bonilla
Senior Staff Accountant



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Carolina Investment Partners, Limited Partnership
April 22, 2005